Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE

DENISON MINES FILES ANNUAL REPORT ON FORM 40-F

Toronto, ON – March 12, 2015… Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) today announced that it has filed its 2014 annual report on Form 40-F with the U.S. Securities and Exchange Commission (SEC). Denison's Form 40-F, which includes its audited financial statements for the year ended December 31, 2014, is available on Denison's website at www.denisonmines.com (on the homepage under "Financial Reports”) and on the SEC's website at www.sec.gov/edgar.shtml. In addition, Denison has filed its Annual Information Form with Canadian regulatory authorities.

Holders of Denison's securities may receive a free printed copy of the Company's most recent Form 40-F and Annual Report, including the audited financial statements, by sending an email request to info@denisonmines.com, by submitting a request online at www.denisonmines.com (under “Contact”), or by writing to Denison Mines Corp., Atrium on Bay, 595 Bay Street, Suite 402, Toronto, ON M5G 2C2, Canada.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Mali, Namibia and Mongolia. Including its 60% owned Wheeler project, which hosts the high grade Phoenix uranium deposit, Denison’s exploration project portfolio consists of numerous projects covering over 467,000 hectares in the eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture (“GSJV”) in Mongolia.

Denison is also engaged in mine decommissioning and environmental services through its DES division and is the manager of UPC, a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

Ron Hochstein	(416) 979 – 1991 ext 232
Chief Executive Officer

David Cates	(416) 979 – 1991 ext 362
President and Chief Financial Officer

Sophia Shane	(604) 689 - 7842
Investor Relations